

December 23, 2009

Mr. Dennis Tan
President and Chief Executive Officer
Uranium 308 Corp.
2808 Cowan Circle
Las Vegas, NV 89102

> **Re: Uranium 308 Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009, as Amended November 19, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009, as Amended November 19, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 20, 2009**
> **Response Letter Dated November 18, 2009**
> **File No. 0-52476**

Dear Mr. Tan:

        We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008, as Amended November 19, 2009

Legal Proceedings, page 23

1.   We note your response to our prior comment 3. Please rewrite your discussion of legal proceedings to provide more clarity and focus on the material aspects of the proceedings. Your presentation currently is quite lengthy and contains a large amount of procedural detail. Please begin your discussion with a concise summary of the legal claims made, the relief sought and other material information. Consider providing us with a draft of your rewritten discussion before filing additional amendments. We may have further comments after reviewing your response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009, as Amended November 19, 2009

Legal Proceedings

2.   See comment 1 above.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Legal Proceedings, page 8

3.   See comment 1 above.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any questions.

                                            Sincerely,

                                            Anne Nguyen Parker
                                            Branch Chief